UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-32500

TANZANIAN GOLD CORPORATION
(Translation of registrant's name into English)

Suite 202, 5626 Larch Street
Vancouver BC Canada V6M 4E1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On February 9, 2021, the Company issued a press release announcing a Registered Direct Offering. A copy of the press release is attached as Exhibit 99.1 hereto.

Exhibits

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	Press Release - Tanzanian Gold Corporation Announces US$21.4 Million Registered Direct Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANZANIAN GOLD CORPORATION
(Registrant)

Date: February 9, 2021	/s/ STEPHEN MULLOWNEY
Stephen Mullowney
Chief Executive Officer